UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934


For the month of July 2002

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [X]  Form 40-F  [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [ ]  No  [X]


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPACOES S.A.

Date:	July 11, 2001
By
Name:	Alvaro A. C. dos Santos
Title:		Director of Investor Relations




TELE NORTE LESTE AND TELEMAR NORTE LESTE HIRE
INVESTMENT BANKS TO CARRY OUT VALUATION OF PEGASUS


Rio de Janeiro, Brazil - July 11, 2002 - TELE NORTE LESTE PARTICIPACOES S.A.
 (NYSE: TNE), the holding company of providers of telecommunications services in the North, Northeastern and Eastern regions of Brazil, and its Fixed-Line
 Subsidiary TELEMAR NORTE LESTE S.A. ("TELEMAR") today announced that:

(a) they have hired the investment banks UBS Warburg and Goldman Sachs & Co., to conduct an economic and financial valuation analysis concerning the possible acquisition of control or an increase in the current ownership interest held in the capital stock of PEGASUS TELECOM S/A ("Pegasus");

(b) TNE already holds an ownership interest equal to 24.4% of the total capital stock of Pegasus, represented by non-voting preferred shares, whereas TELEMAR holds an interest of less than 0.5% of the total capital stock, of the same class and type of shares;

(c) Pegasus is a company located in Sao Paulo, which provides specialized limited services, covering broadband data transmission and Internet access services, primarily in the corporate market, supported by a fiber-optic and a wireless transmission network, in several cities of the south, southeast and center-south regions of Brazil. Pegasus also holds licenses to provide specialized network services throughout Brazil and internationally;

(d) Pegasus has several metro rings and a backbone covering the states of Minas Gerais, Goias, Distrito Federal (Brasilia), Rio de Janeiro, Sao Paulo, Parana, Santa Catarina and Rio Grande do Sul, which complement TELEMAR's long distance backbone;

(e) The possible acquisition of control or increase in the ownership interest of Pegasus by TNE and/or TELEMAR as well as the form of such acquisition or increase and other conditions inherent to this type of transaction have not yet been defined and will be disclosed in due course to the market;

(f) Should it be decided that part of the capital or the stock control of Pegasus will be acquired, which should be determined within the next 90 days, the transaction will be submitted for the approval of ANATEL.





Exhibit C


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